# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brand Engagement Network Inc., CIK 0001838163
CUSIP: 104932207
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 300 Delaware Avenue, Suite 210, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 01/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002127104

## Reporting persons
- Joseph Bevash: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 571,662; shared voting power 0; sole dispositive power 571,662; shared dispositive power 0; aggregate amount beneficially owned 571,662 (9.8% of the class)
  Comment: (1) This constitutes a late filing due to an inadvertent administrative error.
  (2) Lines 5, 7, and 9 includes (i) 461,220 shares held of record by Reporting Person and (ii) 110,442 shares underlying warrants exercisable within 60 days of April 7, 2026 granted to Reporting Person.
  (3) Percentage in line 11 was calculated based on 5,857,955 shares of Common Stock, par value $0.0001 per share, outstanding as of April 6, 2026, as reported to Reporting Person by Issuer.

## Item 1. Issuer
Name of issuer: Brand Engagement Network Inc.
Address of issuer's principal executive offices: 300 Delaware Avenue, Suite 210, Wilmington, DE, 19801

## Item 2. Person Filing
Name of person filing: Joseph Bevash
Address of principal business office or, if none, residence: 7680 Granite Loop Road, Teton Village, WY 83025
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 571,662
Percent of class: 9.8%
Sole power to vote or to direct the vote: 571,662
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 571,662
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joseph Bevash: /s/ Joseph Bevash, Joseph Bevash (04/07/2026)